SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ASTEX PHARMACEUTICALS, INC.
(Name of Subject Company)

Autumn Acquisition Corporation
(Offeror)
a wholly owned direct subsidiary of
Otsuka America, Inc.
(Direct Parent of Offeror)
a wholly owned indirect subsidiary of
Otsuka Pharmaceutical Co., Ltd.
(Parent of Offeror)
a wholly owned subsidiary of
Otsuka Holdings Co., Ltd.
(Ultimate Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

 04624B10
(CUSIP Number of Class of Securities)

 Hajime Seki
General Counsel and Director of Legal Affairs Department
Otsuka Holdings Co., Ltd.
Shinagawa Grand Central Tower
2-16-4 Konan, Minato-ku, Tokyo 108-8241, Japan
+81-3-6717-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

 Copy to:
Mitsuhiro Kamiya Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021 Japan +81-3-3568-2600	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Hiroshi Sarumida Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$940,579,868	$128,295.09

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $8.50 per share of common stock of Astex Pharmaceuticals, Inc., par value $0.001 per share, (“Shares”) by 110,656,455 Shares, which is the sum of (i) 95,006,917 Shares issued and outstanding, (ii) 15,464,910 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options to purchase Shares and (iii) 184,628 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$128,295.09	Filing Party:	Autumn Acquisition Corporation
Form or Registration No.	Schedule TO	Date Filed:	September 13, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑       Third-party offer subject to Rule 14d-1.

☐       Issuer tender offer subject to Rule 13e-4.

☐       Going-private transactions subject to Rule 13e-3.

☐       Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on September 13, 2013 (which, together with this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Astex Pharmaceuticals, Inc., a Delaware corporation (“Astex”), at a purchase price of $8.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes payable in respect thereof, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated September 13, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO.  The information in the Schedule TO is incorporated into this Amendment by reference to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.  Subject Company Information.

Item 7 (“Certain Information Concerning Astex”) of the Offer to Purchase is hereby amended and supplemented as follows:

In the section titled “Astex Projected Financial Information”, the table under the subheading “—The Operating Plan Forecasts—The ‘No Funding’ Scenario” titled “No Funding” Scenario is hereby replaced in its entirety with the following table:

"No-Funding" Scenario
Fiscal Year Ending December 31,
(In $ millions)	2012(A)	2013(E)	2014(P)	2015(P)	2016(P)
Revenue	$83.1	$66.2	$42.4	$48.1	$64.1
Income (Loss) Before Taxes	(7.1)	(28.4)	(54.4)	(45.8)	(10.1)
Net Income (Loss)	8.2	(23.1)	(50.1)	(41.2)	(6.2)
Free Cash Flow	24.3	(10.2)	(37.6)	(33.1)	1.2

In the section titled “Astex Projected Financial Information”, the table under the subheading “—Use of Non-GAAP Measures—The Operating Plan Forecasts—‘No Funding’ Scenario” titled “No Funding” Scenario (Reconciliation of Free Cash Flow) is hereby replaced in its entirety with the following table:

3

"No-Funding" Scenario (Reconciliation of Free Cash Flow)
Fiscal Year Ending December 31,
(In $ millions)	2012(A)	2013(E)	2014(P)	2015(P)	2016(P)
Net Income (Loss)	$8.2	$(23.1)	$(50.1)	$(41.2)	$(6.2)
Plus: Depreciation	1.5	1.3	1.3	1.3	1.2
Plus: Amortization/Impairment	15.4	7.8	7.8	3.4	2.6
Plus: Stock-based Compensation	3.1	3.6	3.9	4.0	4.2
Less: Capital Expenditures	(1.0)	(0.5)	(0.5)	(0.6)	(0.6)
Plus (Less): Other, Net	(2.9)	0.7	-	-	-
Free Cash Flow	$24.3	$(10.2)	$(37.6)	$(33.1)	$1.2

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The content of the September 5, 2013 press release issued by Parent is expressly incorporated by reference in response to Items 1 through 9 and Item 11 of the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description
(a)(1)(H)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated September 5, 2013

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

Otsuka Holdings Co., Ltd.

By:	/s/TATSUO HIGUCHI
Name:	Tatsuo Higuchi
Title:	President and Representative Director, CEO

Otsuka Pharmaceutical Co., Ltd.

By:	/s/TARO IWAMOTO, Ph.D.
Name:	Taro Iwamoto, Ph.D.
Title:	President and Representative Director

Otsuka America, Inc.

By:	/s/NORIKO TOJO
Name:	Noriko Tojo
Title:	President and CEO

Autumn Acquisition Corporation

By:	/s/TOSHIKI SUDO
Name:	Toshiki Sudo
Title:	President

5

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 13, 2013*†
(a)(1)(B)	Form of Letter of Transmittal*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on September 13, 2013†
(a)(1)(G)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated September 13, 2013†
(a)(1)(H)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated September 5, 2013
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2013, by and among Otsuka Pharmaceutical Co., Ltd., Autumn Acquisition Corporation and Astex Pharmaceuticals, Inc.†
(d)(2)	Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.†
(d)(3)	Letter of Amendment, dated as of August 5, 2013, to the Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.†
(g)	Not applicable
(h)	Not applicable

*           Included in mailing to stockholders.
†.           Previously filed.

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Exhibit (a)(1)(H)
September 5, 2013

FOR IMMEDIATE RELEASE
Company name:	Otsuka Holdings Co., Ltd.
Representative name:	Tatsuo Higuchi President and Representative Director, CEO
Stock ticker:	4578, Tokyo Stock Exchange, First Section
Contact:	Takuma Kimura Director, Investor Relations Department
Telephone:	+81-3-6361-7411

Otsuka Pharmaceutical to Acquire Astex Pharmaceuticals

We announce that Otsuka Pharmaceutical Co., Ltd. (“Otsuka Pharmaceutical”), agreed with Astex Pharmaceuticals, Inc. (“Astex”) to acquire Astex via an all-cash tender offer (the “Tender Offer”) to be followed by a second-step merger (together with the Tender Offer, the “Acquisition”) through a wholly-owned subsidiary of Otsuka America, Inc. (“Otsuka America”).  Otsuka Pharmaceutical is headquartered in Chiyoda-ku, Tokyo, and Taro Iwamoto, Ph.D. is its President and Representative Director.  Otsuka America is headquartered in San Francisco, California, and Noriko Tojo is its President and CEO.  Astex is headquartered in Dublin, California, and James S.J. Manuso, Ph.D. is its Chairman and CEO.

1．Objectives of the Acquisition
Astex is a bio-venture company established in 1991, with a fragment-based drug discovery research center in Cambridge, England and a clinical research and development function in California.  Astex’s drug discovery research headquarters has a unique fragment-based drug discovery technology that it has uniquely improved upon.  This technology makes it possible to develop lead compounds for target proteins implicated in diseases in short time periods that were not possible to discover with high-throughout screening in the past.  As a result, in the past 8 years Astex has moved 8 new compounds to the clinical R&D stage in the fields of oncology and the central nervous system.  At present, four of these are at the Phase 2 clinical trial stage and four are at the Phase 1 stage.  Four of these compounds are undergoing clinical trials pursuant to alliances with leading global pharmaceutical companies (AstraZeneca, Novartis and Janssen, see chart 1 below).  We hope to be able to provide innovative therapeutics with new working mechanisms going forward by combining Astex’s fragment-based drug discovery technology with our strength in R&D in the central nervous system area that produced ABILIFY ®.

On the clinical R&D front, Astex has succeeded in developing Dacogen® *, a medicine that treats myelodysplastic syndromes and elderly acute myeloid leukemia. Dacogen® is commonly known as Decitabine and has worldwide sales of approximately $280 million.  Presently, SGI-110 (a novel DNA methylation inhibitor) and AT13387, an inhibitor of heat shock protein 90 (HSP90) which is involved in the reproduction of cancer cells, are in phase 2 clinical trials.  Through this acquisition of Astex, which excels at clinical R&D as well, we will strengthen our anti-cancer drug R&D position and expand our portfolio in the cancer area.
* Dacogen® is sold by Eisai Inc. in North America and by Janssen in other regions.  Sales data derived from Astex’s annual report.

Dr. Taro Iwamoto, Otsuka Pharmaceutical’s President and Representative Director, remarked, “I hope that this acquisition of Astex will strengthen not only our cancer portfolio but also our drug discovery research in the central nervous system field, through the acquisition of Astex’s fragment-based drug design technology at its Cambridge, England research headquarters and its California clinical oncology R&D department.  Astex’s unique fragment-based drug discovery technology and clinical oncology research and development capabilities, born out of the passion of its researchers, exemplify our corporate mottos and belief in “Sozosei (Creativity) and Jissho (Proof through Execution).  I would like Otsuka Pharmaceutical to continue to respect Astex’s  uniqueness and leverage it to bring further growth for Otsuka Pharmaceutical.”

“We believe that Otsuka’s financial resources and development expertise will enhance Astex’s ability to build on its oncology portfolio, pipeline, and discovery prowess,” said James S.J. Manuso, Ph.D., chairman and chief executive officer of Astex Pharmaceuticals.  “This transaction recognizes the meaningful value our employees have created.  Most importantly, however, patients will benefit substantially from the larger drug discovery, development and commercialization platform a combined Otsuka and Astex will deliver.”
Chart 1: Compounds developed by Astex that have moved to clinical trials
	Development code	Mechanism of action	Clinical R&D company	Development stage
1	SGI-110	DNA methylation inhibitor	Astex	Phase 2
2	AT13387	HSP90 inhibitor	Astex	Phase 2
3	AT7519	CDK1/2/9 kinase inhibitor	Astex/Novartis	Phase 2
4	LEE011	CDK4/6 kinase inhibitor	Novartis	Phase 2
5	AT9283	JAK/Aurora inhibitor	Astex	Phase 2
6	AZD5363	Pan/AKT kinase inhibitor	AstraZeneca	Phase 1
7	AZD3293	BACE inhibitor	AstraZeneca	Phase 1
8	AT13148	AGC kinase inhibitor	Astex	Phase 1
9	JNJ42756493	FGFR kinase inhibitor	Janssen	Phase 1

* Compounds 2-9 were developed with fragment-based drug discovery technology, and compound 1 was developed with prodrug technology.

2. Method and Schedule for Astex’s Common Stock Acquisition
1) Offeror in the Public Tender Offer
Autumn Acquisition Corporation
We established an acquisition vehicle, Autumn Acquisition Corporation (“Acquisition Sub”), as Otsuka America’s wholly owned subsidiary, a Delaware corporation, for the purpose of the Acquisition.  After the Tender Offer has concluded, Acquisition Sub will merge with and into Astex, and Astex will become Otsuka America’s direct wholly owned subsidiary and an indirect wholly owned subsidiary of Otsuka.

2) Company Subject to the Public Tender Offer
Astex Pharmaceuticals, Inc.

3) Type of Stock that is to be Acquired
Common Stock

4) Tender Offer Price
US $8.50 (Eight Dollars and Fifty Cents) per share of Common Stock

5) Capital Required for the Acquisition
Approximately US $886 million (calculated using the treasury stock method)
Note: This amount is the product of the total number of outstanding shares of Astex Common Stock (on a fully diluted basis) multiplied by the per-share price set forth at 4) above.

6) Tender Offer Period
The initial tender offer period will begin within 10 business days from the date final agreement was reached with Astex on this matter (September 5, 2013, Japan time), and it will end 20 business days after its commencement.
Additionally, if the tender offer conditions are not satisfied, we will be obligated to extend the tender offer period under certain circumstances; however, in no event will the extended period go beyond January 31, 2014.

7) Minimum number of shares tendered
Autumn Acquisition Corporation will consummate the tender offer in the event that more than 50% of the issued and outstanding shares of Astex’s Common Stock are tendered.

3. Change in the number of shares of Astex common stock that we own as a result of the Tender Offer
Percentage owned prior to the Tender Offer: 0%
Percentage owned after the Tender Offer: 100％*
* This number is based on the situation where we are able to acquire 100% of Astex’s Common Stock via the Tender Offer and subsequent Merger.

4. Astex Overview
Corporate name	Astex Pharmaceuticals, Inc.
Date established	March 1991
Representative	James S.J. Manuso, Ph.D., Chairman & Chief Executive Officer
Address	4140 Dublin Blvd., Suite 200, Dublin, CA 94568, USA
Capital	US $95 thousand (as of June 30, 2013)
Number of shares outstanding	94,934,406 shares of Common Stock (as of June 30, 2013)
Fiscal year end	December
Number of employees	137

1)	Trend in financial results in recent fiscal years
(In thousands of dollars)	Year ended December 2012	Year ended December 2011	Year ended December 2010
Sales	83,159	66,914	52,972
Operating income (loss)	(7,052)	2,412	15,886
Net earnings	8,247	5,542	16,273
Total assets	275,164	276,948	129,098
Net assets	236,942	220,001	121,612

2)	Details of Main Business
Astex Pharmaceuticals, Inc. is a bio-venture company listed on the NASDAQ Stock Market, with its headquarters in Dublin, California.  Astex is the product of the July 2011 merger of SuperGen, Inc. (founded in 1991 in the United States), which developed DACOGEN®, and Astex Therapeutics (founded in 1999 in the United Kingdom).  Astex’s headquarters is in Dublin, California, and it has its research headquarters in Cambridge, England.
Astex further developed X-ray crystallography analysis technology and established a unique fragment-based drug discovery technology that does not rely on the past high-throughput screening (HTS) method.  Astex has been engaged in creation of multiple compounds and clinical R&D in the cancer and central nervous system fields.

3)	Astex’s Drug Discovery Platform
Astex is globally recognized as a leading company of fragment-based drug discovery technology.  This technology evaluates binding of target proteins with small molecules via 3D structural analysis that current HTS technology cannot measure for pharmacological activity.  The technology to combine these small fragments makes it possible to discovery lead compounds more quickly.

5. Whether or not there exists agreement between Astex Pharmaceuticals, Inc. and Otsuka Holdings regarding the Tender Offer
Astex resolved to recommend the Tender Offer to its stockholders at a meeting of its board of directors held on September 4, 2013 (U.S. Pacific time).

6. Financial Impact
We will provide an additional notification once the details are fixed regarding the impact that this acquisition will have on our consolidated financial results.

Note to Investors
The tender offer to purchase shares of Astex common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities.  The tender offer to purchase shares of Astex common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Autumn Acquisition Corporation, a wholly-owned indirect subsidiary of Otsuka, will file with the SEC.  At the time the tender offer is commenced, Astex will file with the SEC a Solicitation/Recommendation Statement with respect to the tender offer (the “Recommendation Statement”).  THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.  Both the Tender Offer Statement and the Recommendation Statement will be mailed to Astex stockholders free of charge.  Investors and security holders of Astex also are advised that they may also obtain free copies of the Tender Offer Statement and other documents filed by Autumn Acquisition Corporation with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Astex (when these documents become available) on the SEC’s website at http://www.sec.gov.

Forward-looking Statements
Certain statements contained in this press release, including without limitation expectations as to future sales and operating results, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Words such as “expects,” “anticipates,” “believes,” “plans,” “intends,” “estimates,” “projects,” “forecasts,” “outlook,” and similar expressions are also intended to identify forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the company's actual results, earnings, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general industry and market conditions, general domestic and international economic conditions such as interest rate and currency exchange fluctuations, technological advances and patents attained by competitors, challenges inherent in new product development and clinical trials, claims and concerns about product safety and efficacy, obtaining regulatory approvals, domestic and foreign healthcare reforms, and healthcare cost containment, laws and regulations affecting domestic and foreign operations, and failure to gain market acceptance or third-party consents. Risks and uncertainties that could cause results to differ from expectations also include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Astex stockholders will tender their stock in the offer; the risk that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.